SEACOR Marine Holdings Inc.

12121 Wickchester Lane, Suite 500

Houston, Texas 77079

December 28, 2021

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re: SEACOR Marine Holdings Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed March 12, 2021

File No. 001-37966

Ladies and Gentlemen:

We note the receipt by SEACOR Marine Holdings Inc. (the “Company”) of the second comment letter (the “Comment Letter”) dated December 23, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced Annual Report on Form 10-K. On behalf of the Company, we hereby provide the responses set forth below to the comments in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Certain Components of Revenues and Expenses

Direct Vessel Profit, page 43

1.

We note your response to our prior comment and understand that your DVP measure includes leased-in revenues but excludes the related leased-in equipment expense. It appears that your leased-in expense represents normal, recurring, cash operating expenses related to your sale-leaseback arrangements in your calculation of DVP. Please tell us why you believe excluding leased-in equipment expense from a performance measure complies with Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations.

As noted in response to Staff’s previous comment letter, despite the required GAAP classification of leased-in equipment expense management does not view such expense as an operating expense but rather a financing expense no different than interest expense and principal payments. However, in light of the Staff’s comments, the Company has determined to discontinue publicly disclosing DVP by vessel class or on an individual vessel basis. The Company will continue to provide DVP in its MD&A on a segment basis in a manner consistent with CD&Is 104.01, 104.02 and 104.04. The Company expects the financial table presentation in its Form 10-K for the year ended December 31, 2021 and in subsequent Forms 10-K and 10-Q with respect to its result by vessel class, to be substantially similar to the following (with the numbers included below solely for presentation purposes):

($000’s) Sample	AHTS	FSV	Supply	Specialty	Liftboats	Crew Transfer	Other Activity	Total
For the Year Ended December 31, XXX
Time Charter Statistics:
Average Rates per Day	$7,910	$8,408	$10,335	$—	$26,180	$2,014	$—	$10,905
Fleet Utilization	45%	45%	45%	45%	45%	45%	45%	55%
Fleet Available Days	2,661	9,547	3,576	224	5,816	426	—	22,250

Operating Revenues:
Time charter	$9,438	$54,725	$26,488	$—	$42,065	$738	$—	$133,454
Bareboat charter	—	2,910	(55)	—	—	—	—	2,855
Other marine services	708	(1,266)	452	—	1,267	(29)	4,396	5,528

	10,146	56,369	26,885	—	43,332	709	4,396	141,837

Operating expenses:
Personnel	3,844	17,414	9,982	13	15,347	260	1,488	48,348
Repairs and maintenance	2,061	7,446	2,426	92	2,205	197	234	14,661
Drydocking	848	1,809	195	—	1,417	—	—	4,269
Insurance and loss reserves	542	1,460	641	42	3,317	5	(244)	5,763
Fuel, lubes and supplies	790	3,896	1,561	12	1,552	23	294	8,128
Other	1,505	5,777	2,870	200	2,546	75	(2,997)	9,976

	9,590	37,802	17,675	359	26,384	560	(1,225)	91,145

Leased-in Expense	$3,366	$1,407	$—	$—	$1,591	$—	$1,161	$7,525
Depreciation	2,050	20,741	7,520	282	24,198	1,696	680	57,167
Administrative and general								40,051

Asset Dispositions								(17,588)

Operating Income (Loss)								$(71,639)

Property and Equipment (end of period):
Historical cost	$50,189	$375,746	$238,624	$—	$321,751	$3,163	$23,400	$1,012,873
Accumulated depreciation	(31,778)	(104,739)	(15,991)	—	(117,364)	(3,138)	(18,528)	(291,538)

	$18,411	$271,007	$222,633	$—	$204,387	$25	$4,872	$721,335

2.

We note your response to our prior comment indicates that you continue to view operating income as the most comparable GAAP measure for reconciliation of your non-GAAP measure, DVP. Although we understand that you do not report gross margin in your financial statements, we continue to believe that gross margin as defined in GAAP represents the most comparable GAAP measure that should be identified and used in your reconciliation to comply with the requirements of Item 10(e)(1)(i)(B) of Regulation S-K. Accordingly, please revise your presentation to reconcile DVP to a fully loaded gross margin as defined in GAAP.

As noted in response to comment 1, the Company has determined to discontinue publicly disclosing DVP by vessel class or on an individual vessel basis. As a result, the Company will no longer be presenting a non-GAAP DVP measure requiring reconciliation.

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If you have any questions about any of the Company’s responses or need further information, please contact the undersigned at (713) 972-4028 or our counsel, Milbank LLP, by calling Brett Nadritch at (212) 530-5301.

[Signature page follows]

Sincerely,

/s/ Gregory Rossmiller
Gregory Rossmiller cc: Securities and Exchange Commission
Myra Moosariparambil
Craig Arakawa

SEACOR Marine Holdings Inc.
Jesús Llorca
Andrew H. Everett II

Milbank LLP
Brett Nadritch